NEWS

Starfield Reports Results For The Second Quarter Ended August 31, 2009 And Announces Director Changes

Toronto, Ontario - October 13, 2009 - Starfield Resources Inc. (TSX: SRU / OTCBB: SRFDF) today announced its financial results for the second quarter ended August 31, 2009 have been filed on SEDAR.

For the three and six month periods ended August 31, 2009, Starfield incurred costs for exploration and related equipment totaling $0.6 million and $2.5 million, respectively. The exploration expenditures were directed toward continued advancement of the Company’s Ferguson Lake project in Nunavut, including its grassroots diamond and gold exploration programs on the surrounding area. Administrative expenditures amounted to $0.4 million and $0.9 million for the three and six month periods, respectively.

As previously announced, on October 8, 2009 the Company completed the acquisition of Nevoro Inc. (“Nevoro”). Accordingly, the notes to the August 31, 2009 unaudited financial statements have been expanded to include the pro forma impact of the Nevoro acquisition. Joining the board will be two former directors of Nevoro, Timothy Read and Philip Martin. In addition, André Douchane, President and CEO of Starfield, will be joining the board. Henry Giegerich and Ulrich Rath have been on the board of Starfield for a number of years and both have resigned. Norm Betts, Chairman said, “Starfield has been very fortunate to have had the opportunity to benefit from the wisdom, experience and stewardship of Hank and Ulli during their tenure with the Company. We are very appreciative of their efforts and dedication. With the closing of Starfield’s acquisition of Nevoro, we’re pleased to have the opportunity to add Tim, Phil, and André to Starfield’s Board.”

Mr. Read was recently the Chairman of the Board of Directors of Nevoro Inc. (TSX: NVR). An independent director, he was a member of Nevoro’s Audit Committee, its Nominating and Corporate Governance Committee and its Compensation Committee. Mr. Read was the President and Chief Executive Officer of Adastra Inc. until 2006, when it was acquired by First Quantum Minerals Inc. Prior to this, he was a Managing Director of Investment Banking for Merrill Lynch (UK) and the Head of Investment Banking of the Mining Group at London-based Smith New Court PLC (acquired by Merrill Lynch in 1995). Mr. Read is a graduate of economics from the University of Strathclyde, Glasgow, Scotland and is a Fellow of the Securities and Investment Institute. He is a director of both Kopane Diamond Developments and Faroe Petroleum PLC.

Mr. Martin was recently on the Board of Directors of Nevoro and, as an independent director, he chaired both Nevoro’s Audit Committee and its Nominating and Corporate Governance Committee and was a member of its Compensation Committee and its Environmental Occupational Health & Safety Committee. Mr. Martin is a professional Engineer with an MBA from Cranfield University, Bedfordshire, UK, and has extensive experience in the finance and investment business. He has worked with Toronto Dominion Bank (in corporate banking), Gordon Capital Corporation (analyst and investment banking) and First Associates Investment Inc. (investment banking). He is currently a director of several mining and exploration companies listed in Canada and acts as a mining finance consultant.

Mr. Douchane has been the President and Chief Executive Officer of Starfield since February 1, 2007. He is a seasoned mining executive with nearly 37 years of experience in the mining industry at all levels, including development, construction, operations and corporate administration. He received a degree in Mining Engineering from the New Mexico Institute of Mining and Technology, and is also a graduate of the Executive Business Program at the Kellogg School of Business. Mr. Douchane has held senior positions with several leading precious and base metal producers.

The quarterly unaudited financial statements, management’s discussion and analysis and additional information are available on the Company’s website and on SEDAR.

About Starfield
Starfield Resources Inc. is an advanced exploration and development stage company. On October 8, 2009, the Company completed its acquisition of Nevoro.  Starfield’s primary asset is its Ferguson Lake nickel-copper-cobalt-platinum-palladium property in Nunavut, Canada. The property is emerging as Nunavut's largest base and precious metal project. Starfield has funded the development of a novel, environmentally-friendly and energy-efficient hydrometallurgical flow sheet to recover metals from its Ferguson Lake massive sulphides. The three primary assets acquired in the Nevoro transaction are as follows:

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the Stillwater Project, a nickel-copper-cobalt and chromium property located in Montana, USA, covering 13,930 acres adjacent to the Stillwater Platinum Mine, one of the world’s highest grade and largest producer of platinum group metals;

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the Moonlight Project, a copper-silver property located in California. Included in the Moonlight Project is the Moonlight Valley target with a National Instrument 43-101 (“NI 43-101”) compliant indicated resource of approximately 161 million tons averaging 0.324% copper, 0.003 ounces of gold and 0.112 ounces of silver per ton and an inferred resource of 88 million tons averaging 0.282% copper per ton; and,

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a portfolio of eight Nevada gold properties located in a historic high-grade mining district. The exploration on these eight properties is conducted in conjunction with Golden Predator Mines US, Inc. (“Golden Predator”) who has the opportunity to earn-in an initial 51% interest in each of the properties by spending US$1.5 million on any or all of the properties within 30 months of signing a definitive exploration and option to joint venture agreement.

The Company is continuing to focus its efforts on exploring and developing the Ferguson Lake Property while determining the next steps for exploration and development of its newly acquired properties in Montana, California and Nevada.

Forward Looking Statements
This news release may contain certain information that constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "plan," "expect," "project," "intend," "believe," "anticipate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices and other factors described above and in the Company's most recent annual information form under the heading "Risk Factors" which has been filed electronically by means of the Canadian Securities Administrators' website located at www.sedar.com. The Company disclaims any obligation to update or revise any forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information contact:

Connie Anderson Investor Relations Starfield Resources Inc. 416-860-0400 ext. 228 canderson@starfieldres.com	André J. Douchane President and CEO Starfield Resources Inc. 416-860-0400 ext. 222 adouchane@starfieldres.com	Greg Van Staveren Chief Financial Officer Starfield Resources Inc. 416-860-0400 gvanstaveren@starfieldres.com

Starfield Resources Inc. investors may also participate in the Company’s online community at http://www.agoracom.com/ir/Starfield.

www.starfieldres.com

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